SECURITAS

Press Release from Securitas AB

May 26, 2006

Information regarding Securitas AB 500 MEuro 6,125% Notes due 2008

Information to holders of the Notes with regard to the proposed creation of three new security companies to be listed on the Stockholm Stock Exchange in September 2006, is now available on Securitas website www.securitasgroup.com/threenewcompanies.

For further information, please contact:

Henrik Brehmer, Senior Vice President Investor Relations	+44 (0) 20 8432 6523
Olof Bengtsson, Senior Vice President Corporate Finance	+44 (0) 20 8432 6526

The press release is also available on: www.securitasgroup.com

Securitas AB
P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70

File No. 82-34719

SECURITAS

Press Release from Securitas AB

May 30, 2006

Securitas acquires security services company in Spain

Securitas acquires PSI (PANEUROPEA DE SEGURIDAD INTEGRAL) in Spain with security services in major Spanish cities. With the acquisition of PSI, Securitas strengthens the position as a nationwide security provider in Spain.

PSI has forecasted sales of MEUR 42 (MSEK 390) in 2006 with approximately 1,600 employees. The Enterprise value of the acquisition is estimated to MEUR 27 (MSEK 250).

After the acquisition, Securitas in Spain will have sales of approximately MEUR 480 (MSEK 4,470) within the guarding operation.

Information:

Thomas Berglund, President and CEO	+44 (0) 20 8432 6500
Håkan Winberg, Executive Vice President and CFO	+44 (0) 20 8432 6554
Henrik Brehmer, Senior Vice President Investor Relations	+44 (0) 20 8432 6523
	+44 (0) 7884 117 192

The press release is also available on: www.securitasgroup.com

Securitas AB

P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70

File No. 82-34719

SECURITAS

Notes to Editors:

Securitas guarding operation in Europe and USA provides Guarding services within permanent guarding, mobile services and combined solutions. Total sales are approximately MSEK 47,000 with close to 200,000 employees.

The European business is divided into four specialized vertical units – Permanent guarding and Transport aviation services for large customers and Mobile services and Alarm monitoring for small customers. The division is active in 20 countries organized in 125 geographical areas and 850 local branches with a market share of 17 percent. The U.S. division is organized in 13 guarding regions, 100 geographical areas and 650 local branch offices with a market share of 17 percent, being the leading security services provider in the USA.

Securitas is a world leader in security, active in more than 20 countries in Europe and the USA. Securitas employs over 200,000 people and the operations are organized in five specialized divisions; **Security Services USA** and **Security Services Europe** for guarding solutions, **Security Systems** for large alarm systems, **Direct** for professional and consumer alarm concepts and **Cash Handling Services** for cash transport, management and ATM services. Over the past 15 years, Securitas has grown to be the world's largest security company with a market share of 8 percent of the total world market. Securitas' annual sales in 2005 was MSEK 66,014.

Securitas AB

P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70